Volaris Reports April 2022 Traffic Results:

32% YoY demand growth with an 85% Load Factor

Mexico City, Mexico, May 4, 2022 – Volaris (the “Company”) (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States, Central, and South America, reports its April 2022 preliminary traffic results.

In April 2022, Volaris’ capacity (measured in ASMs) increased 28.1% compared to April 2021, while demand (measured in RPMs) increased 31.6% compared to the same period; the result was a load factor of 84.6% (+2.3 pp YoY). Volaris transported 2.6 million passengers during the month, a 34.6% increase compared to April 2021. Passenger demand (RPMs) in the domestic Mexican and international markets increased 26.8% and 48.3%, respectively, compared to April 2021. Year-to-date, the Company has transported 54.7% more passengers than in the first four months of 2021, with a load factor of 83.8% (+4.4pp YoY).

Commenting on April 2022 traffic figures, Volaris’ President and CEO Enrique Beltranena said: “Demand remained strong in April. Volaris demonstrated its ability to adapt to changing demand and gradually pass through rising fuel prices, and we continue growing with sustained traffic volume. This demand strength confirms that we can fill our seats without sacrificing profitability. We will continue to closely monitor our booking trends and remain flexible with our growth plan.”

	Apr 2022	Apr 2021	Variance	YTD Apr 2022	YTD Apr 2021	Variance
RPMs (million, scheduled & charter)
Domestic	1,804	1,423	26.8%	6,699	4,679	43.2%
International	607	409	48.3%	2,440	1,355	80.0%
Total	2,411	1,832	31.6%	9,140	6,034	51.5%
ASMs (million, scheduled & charter)
Domestic	2,038	1,701	19.8%	7,720	5,739	34.5%
International	811	523	55.1%	3,190	1,865	71.1%
Total	2,849	2,224	28.1%	10,909	7,604	43.5%
Load Factor (%, scheduled, RPMs/ASMs)
Domestic	88.5%	83.7%	4.9 pp	86.8%	81.5%	5.3 pp
International	74.9%	78.3%	(3.4) pp	76.5%	72.7%	3.8 pp
Total	84.6%	82.4%	2.3 pp	83.8%	79.4%	4.4 pp
Passengers (thousand, scheduled & charter)
Domestic	2,137	1,606	33.1%	7,813	5,203	50.2%
International	438	306	42.8%	1,751	981	78.5%
Total	2,575	1,912	34.6%	9,564	6,183	54.7%

Economic Jet Fuel Price (USD per gallon, preliminary)
Average	4.24	2.02	109.9%	3.44	1.95	76.4%

The information included in this report has not been audited, and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors. It cannot be inferred that any period’s performance or its comparison year over year will indicate a similar performance in the future.

About Volaris:

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 190, and its fleet from 4 to 107 aircraft. Volaris offers more than 500 daily flight segments on routes that connect 44 cities in Mexico and 29 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, and Central and South America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit www.volaris.com.

Investor Relations Contact

Félix Martínez / Naara Cortés Gallardo / ir@volaris.com

Media Contact

Gabriela Fernández / gabriela.fernandez@volaris.com